UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number 001-37928

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES INC.
(Registrant)

Date: September 29, 2026	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & President

Below is the English version of our filing at Market Observation Post System (MOPS) of Taiwan Stock Exchange Corporation (TWSE) on September 29, 2026.

Date of announcement: 2026/09/29

Subject: Because the Company’s securities reached the disclosure threshold for trading information set by TWSE, Company discloses relevant financial information for investors’ reference.

Date of events: 2026/09/29

To which item it meets: Article 4, Paragraph 1, Item 51 of the Taiwan Stock Exchange Corporation Procedures for Verification and Disclosure of Material Information of Companies with Listed Securities

Statement:

1.
Date of occurrence of the event: 2026/09/29
2.
Cause of occurrence: Because the Company’s securities reached the disclosure threshold for trading information set by TWSE, the announcement is made pursuant to the notice of TWSE
3.
Financial and business information:

Period	Month		Quarter		Recent 4 quarter accumulation
Account	Most recent month (August 2026) (Unaudited)	YoY%	Most recent quarter (2026Q2) (Review)	YoY%	2025Q3~2026Q2 (Audit/Review)
Revenue (NT$ million)	2,786	33.3%	7,383	28.7%	26,983
Net profit before tax (NT$ million)	530	114.6%	1,027	255.4%	2,675
Profit attributable to owners of parent (NT$ million)	433	117.6%	892	267.4%	2,248
EPS (unit:NT$)	0.62	121.4%	1.28	270.7%	3.21

4.
Any matters regarding to “Taiwan Stock Exchange Corporation Procedure for Verification and Disclosure of Material Information of Companies with Listed Securities” Article 4 that need to be specified: None
5.
Any matters regarding to “Taiwan Stock Exchange Corporation Procedure for Verification and Disclosure of Material Information of Companies with Listed Securities” Article 11 that need to be specified: None
6.
Please inquiry the items of financial Information on the website of MOPS, and the paths as follow:
(1)
Current sales revenue/income(loss): Summaries>Financial Information applicable after adopting IFRSs
(2)
Historic sales revenue per month: Operating Statements>Monthly Sales Revenue> Statement of Sales Revenue (after adopting IFRSs)
(3)
Historic income or loss (audited/reviewed by the CPA): Financial Statements> FINANCIAL STATEMENT after adopting IFRSs>Balance Sheet/Income Statement
(4)
Historic income or loss (self-assessed): Operating Statements>Self-assessed income or loss:
7.
Any other matters that need to be specified: None